UI
SECURITIES AN
Wash

08029739

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-8570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frederick & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1234 E. Juneau Avenue
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lon P. Frederick (414) 271-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Winter, Kloman, Moter, & Repp, S.C.
(Name – *if individual, state last, first, middle name*)

235 N. Executive Drive, Suite 160, Brookfield, WI 53005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2008 E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lon P. Frederick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frederick & Company, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
MARGARET E. BLENSKI
STATE OF WISCONSIN

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Winter, Kloman, Moter & Repp, S.C.
CPAs SUPPORTING YOUR SUCCESS

Independent Auditor's Report

To the Board of Directors
Frederick & Company, Inc.
(an S corporation)
Milwaukee, Wisconsin

We have audited the accompanying statement of financial condition of Frederick & Company, Inc. (an S corporation) as of December 31, 2007, and the related statements of income, changes in subordinated borrowings, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frederick & Company, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Winter, Kloman, Moter + Repp, S.C.

February 26, 2008

235 N. Executive Drive, Suite 160
Brookfield, WI 53005-6064
P: 262-797-9050 F: 262-797-8251

1040 Oconomowoc Parkway
Oconomowoc, WI 53066-4621
P: 262-567-6540 F: 262-567-7285

302 N. Third St.
Watertown, WI 53094-3723
P: 920-261-6767 F: 920-261-1358

www.wkmr.com

FREDERICK & COMPANY, INC.
(an S corporation)

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Venture commissions receivable	$ 3,250
Securities owned:	
Marketable, at market value	598,041
Not readily marketable, at estimated fair value	4,383,932
Prepaid expenses	2,133
Property and equipment	6,938
Other assets	1,925
	$ 4,996,219

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Checks outstanding in excess of bank balance	$ 6,121
Line of credit – bank	195,050
Accounts payable	26,218
Accrued wages and taxes	58,907
Accrued other	5,744
	292,040
SUBORDINATED BORROWINGS	
Notes payable and accrued interest – stockholders	316,026
Total liabilities	608,066
STOCKHOLDERS' EQUITY	
Common stock:	
Series A, nonvoting, $1 par, authorized 100,000 shares; issued and outstanding 18,811 shares	18,811
Series B, voting, $1 par, authorized 50,000 shares; issued and outstanding 42 shares	42
Additional paid in capital	1,518,219
Retained earnings	2,851,081
Total stockholders' equity	4,388,153
	$ 4,996,219

The Notes to Financial Statements are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)

STATEMENT OF INCOME
For the Year Ended December 31, 2007

REVENUES	
Venture commissions	$ 206,975
Mutual fund trailer commissions	5,765
Interest and dividends	34,291
Unrealized appreciation on securities owned	2,727,354
Stock option income	356,100
Regulatory member payment	35,000
Other income	2,058
	3,367,543
EXPENSES	
Employee compensation	120,121
Payroll taxes and benefits	33,663
Communications	6,592
Legal and professional	35,316
Travel, meetings, and entertainment	11,970
Dues and fees	3,731
Depreciation	1,275
Occupancy	14,201
Insurance	2,274
Office expense	2,765
Interest	25,714
	257,622
Net income	$ 3,109,921

The Notes to Financial Statements are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
For the Year Ended December 31, 2007

Subordinated borrowings, beginning of year	$ 0
Increases:	
Notes payable – stockholders	305,000
Accrued interest subject to subordination	11,026
Subordinated borrowings, end of year	$ 316,026

The Notes to Financial Statements are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2007

	---- Common Stock ----		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders Equity
	Series A	Series B			
BALANCE, beginning of year	$ 18,811	$ 42	$ 1,518,219	$ (258,840)	$ 1,278,232
Net income	0	0	0	3,109,921	3,109,921
BALANCE, end of year	$ 18,811	$ 42	$ 1,518,219	$ 2,851,081	$ 4,388,153

The Notes to Financial Statements are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 3,109,921
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation	1,275
Stock option income	(356,100)
Realized gain on disposal of securities	(775)
Unrealized appreciation on securities owned	(2,727,354)
(Increase) decrease in:	
Receivables	(3,250)
Prepaid expenses and other assets	185
Increase (decrease) in:	
Accounts payable	20,461
Accrued expenses	38,784
Net cash flows from operating activities	83,147
CASH FLOWS FROM INVESTING ACTIVITIES	
Additions to property and equipment	(2,510)
Purchase of investments	(476,854)
Proceeds from sale of investments	1,025
Net cash flows from investing activities	(478,339)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net advances on line of credit	195,050
Payments on notes payable – stockholders	(176,000)
Proceeds from subordinated borrowings	316,026
Net cash flows from financing activities	335,076
Net decrease in cash	(60,116)
Cash - beginning of year	53,995
Checks outstanding in excess of bank balance - end of year	$ (6,121)
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid during the period for interest	$ 14,688
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES	
Stock option values exercised upon purchase of securities	$ 356,100

The Notes to Financial Statements are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)

NOTES TO FINANCIAL STATEMENTS

Note 1. **Summary of Significant Accounting Policies**

Formation of the Company:

Frederick & Company, Inc. (a Wisconsin Corporation) was organized in 1960 and is located in Milwaukee, Wisconsin. The Company is a registered securities broker-dealer, but its focus is in the investment banking business. The Company's primary specialty is in primary placement venture capital financings.

Securities policies:

Security transactions are recorded on a trade date basis.

Marketable securities are valued at the last sales price for securities that market quotations are readily available. Any securities, including private equity securities, for which market quotations are not readily available are valued at their fair value as determined by the shareholders. These securities are initially carried at their original cost. Changes in the fair value of these securities are made when, in the judgment of the shareholders, evidence of a change in value is readily ascertainable. Accordingly, Fair values so determined may not reflect the prices at which those securities could nave been sold during the periods in which particular fair values were used.

Reserves and Custody of Securities

The Company's business involves venture capital financing. Special safeguards have been established for the protection of funds received in connection with venture capital offerings. The Company has obtained an exemption from SEC 15c3-3 under Subparagraph (k)(1).

Property and equipment:

Property and equipment are recorded at cost. Major expenditures for property and equipment are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over estimated useful lives ranging from 5-10 years.

Commission Revenue:

The company recognizes revenue at the time when both signed subscription agreements and the related customer payments are received by the offering company.

Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent

Note 1. **Summary of Significant Accounting Policies (continued)**

assets and liabilities at the date of the financial statements and the reported amounts of renewal and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Provision for income taxes:

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed personally on their proportionate share of the Company's taxable income. Therefore, no provisions for Federal or State income taxes currently payable or deferred have been included in these financial statements.

Note 2. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $186,893, and net capital requirements of $19,469. The Company's ratio of aggregate indebtedness to net capital at December 31, 2007 was 1.56 to 1.

Note 3. **Securities Owned**

Marketable securities at December 31, 2007 consist of trading securities at market values, as follows:

Corporate stocks	$ 598,041

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2007, these securities at estimated fair values consist of the following:

Corporate stocks	$ 4,330,557
Corporate notes	53,375
Warrants	0
	$ 4,383,932

Note 4 **Property and Equipment**

Property and equipment is stated at cost less accumulated depreciation at December 31, 2007 and is summarized as follows:

Office furniture and equipment	$ 32,262
Automobiles	42,508
Leasehold improvements	900
	75,670
Less: accumulated depreciation	68,732
	$ 6,938

Depreciation expense for the year ended December 31, 2007 was $1,275.

Note 5. **Bank Debt**

The Company has a revolving business bank note for a maximum credit limit of $250,000 due April 2008. At December 31, 2007, there was an outstanding balance on this note of $195,050. Interest is payable monthly at the prime rate. The note is collateralized by marketable securities of the Company included in the financial statements with a fair market value of approximately $403,011.

Note 6. **Subordinated Borrowings**

The Company owes two stockholders $316,026 for loans and accrued interest subordinated to creditor liabilities at December 31, 2007. The NASD has approved the loans and accrued interest as satisfactory subordination agreements. The loans are due May 2012 and bear interest at the rate of 6 %. Appendix D of SEC Rule 15c3-1 requires prior written approval before any repayment of a subordinated agreement can be made. Summary of these amounts are as follows at December 31, 2007:

Stockholder note	$ 235,000
Stockholder note	70,000
Accrued interest	11,026
	$ 316,026

Note 7. **Operating Leases**

The Company leases office space on a month to month basis at $960 per month. Total rental expense for 2007 totaled $11,520.

FREDERICK & COMPANY, INC.
(an S corporation)

SCHEDULE I – COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
December 31, 2007

AGGREGATE INDEBTEDNESS	
Checks outstanding in excess of bank balance	$ 6,121
Line of credit – bank	195,050
Accounts payable	26,218
Accrued expenses	64,651
Total Aggregate Indebtedness	$ 292,040
Minimum required net capital (based on aggregate indebtedness)	$ 19,469
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
NET CAPITAL	
Stockholders' equity	$ 4,388,153
Subordinated borrowings	316,026
Deductions:	
Securities not readily marketable, at estimated fair value	(4,383,932)
Venture commissions receivable	(3,250)
Prepaid expenses	(2,133)
Property and equipment	(6,938)
Other assets	(1,925)
Haircut on securities	(89,706)
Undue concentration	(29,402)
Net Capital	186,893
Net capital requirement (Greater of above)	19,469
Capital in excess of minimum requirement	$ 167,424
Ratio of aggregate indebtedness to net capital	1.56 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part II of Form X-17A-5	
FOCUS report (unaudited)	$ 167,974
Client subsequent adjustments	18,919
Net capital per above	$ 186,893

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Frederick & Company, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Frederick & Company, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See Independent Auditor's report.

**REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

To the Board of Directors
Frederick & Company, Inc.
(an S corporation)
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements of Frederick & Company, Inc.(the Company), as of and for the year ended December 31, 2007 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Winter, Kloman, Moter & Repp, S.C.

February 26, 2008

END